  VEON files Form 20‐F for financial   year 2019    Amsterdam, 13 March 2020 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading  global provider of connectivity and internet services, today announces that it has filed its Annual  Report on Form 20‐F for the year ended 31 December 2019 (the "Form 20‐F") with the U.S.  Securities and Exchange Commission at www.sec.gov. The Form 20‐F is also available on the  Investor Relations section of the company’s website www.veon.com.  Shareholders may request a hard copy of the Form 20‐F, including VEON’s complete audited  financial statements for the year ended 31 December 2019, free of charge, by contacting VEON’s  Investor Relations Department at ir@veon.com.      ABOUT VEON    VEON is a NASDAQ and Euronext Amsterdam‐listed global provider of connectivity and internet  services. For more information visit www.veon.com      VEON CONTACTS      Investor Relations     Nik Kershaw  ir@veon.com